Exhibit 99.2

Everbright Digital Holding Limited Announces Closing of Initial Public Offering

HONG KONG, April 21, 2025 (GLOBE NEWSWIRE) -- Everbright Digital Holding Limited (the “Company” or “Everbright”), an integrated marketing solutions provider headquartered in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares, par value US$0.00004 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per ordinary share. The Ordinary Shares began trading on the Nasdaq Capital Market on April 17, 2025, under the ticker symbol “EDHL.”

The Company received aggregate gross proceeds of US$6.0 million from the sale of Ordinary Shares offered by the Company in the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts.

Net proceeds from the Offering will be used by the Company for marketing and business expansion, continued research and development of our core technologies, business development overseas, talent acquisition and training, as well as for general working capital and corporate purposes.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acted as the lead underwriter and Revere Securities LLC acted as co-underwriter for the Offering. Pacific Century Securities, LLC acted as an advisor to the Company. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the underwriters.

 A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-285191), as amended, and was declared effective by the SEC on March 31, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022, or by calling (212) 393-4500. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Everbright Digital Holding Limited

Everbright Digital Holding Limited is an integrated marketing solutions provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Hong Kong United Metaverse Limited. The Company is an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, providing one-stop digital marketing services to support businesses through every stage of their development, including metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing.

For more information, please visit the Company’s website: https://umeta.hk/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Everbright Digital Holding Limited
Leung Chun Yip, CEO
Email: michael@umeta.hk